Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

CBOE HOLDINGS ANNOUNCES PLANNED CHANGES IN BOARD LEADERSHIP ROLES AT CLOSE OF TRANSACTION WITH BATS GLOBAL MARKETS

•     Edward Tilly to Take on Role of Both Chairman and CEO

•     Chairman William Brodsky to Step Down

After Nearly 20 Years at CBOE

CHICAGO, IL – December 22, 2016 -- CBOE Holdings, Inc. (NASDAQ: CBOE) announced today that William J. Brodsky, Susan M. Phillips and R. Eden Martin, among CBOE Holdings’ longest serving Board members, have notified CBOE Holdings that they intend to step down from CBOE Holdings’ Board of Directors upon the closing of the CBOE Holdings acquisition of Bats Global Markets, Inc. (Bats: BATS). Their resignations are conditioned upon the transaction closing.

As previously announced on September 26, 2016, CBOE Holdings and Bats have entered into a definitive agreement that provides that at the effective time of the Bats acquisition, CBOE Holdings’ Board of Directors will consist of 14 directors. These 14 directors will include 11 directors currently serving on the CBOE Holdings Board plus three individuals who are serving on the Bats Board of Directors immediately prior to the effective time of the Bats acquisition.

Tilly to Serve as Chairman of the Board

The CBOE Holdings’ Board also announced today it has unanimously elected Edward T. Tilly, CBOE Holdings’ Chief Executive Officer, to serve in the additional role of Chairman of the Board upon the closing of the transaction. In reaching this decision, the Board carefully considered its Board leadership structure and the benefits of continuity in leadership roles and determined that combining the roles of Chairman and CEO at this time will enhance the combined company’s strategic alignment and support CBOE Holdings’ ability to deliver shareholder value.

In leading CBOE Holdings following the Bats acquisition, Tilly will draw on his 25 years of experience as a member of the CBOE community, beginning as a trading floor clerk in 1987. Before taking on the role of CEO in 2013, he was CBOE Holdings’ President and Chief Operating Officer from November 2011 through May 2013. He served as Executive Vice Chairman of Chicago Board Options Exchange, Incorporated (CBOE) from August 2006 to November 2011 and was CBOE’s Member Vice Chairman from 2004 to July 2006.

Commenting on the vote of confidence from the Board on his ability to serve as both Chairman and CEO, Tilly said, “I am humbled and gratified, and I look forward to working closely with the Board leading CBOE Holdings into its next chapter.”

CBOE Holdings also announced that James Boris will continue to serve as Lead Director.  Boris has served CBOE Holdings in this capacity for a number of years, including since CBOE Holdings’ initial public offering in 2010. He is the retired chairman and chief executive officer of EVEREN Securities, Inc. and its predecessor, Kemper Securities, Inc.

Among other responsibilities and consistent with what the Board believes are best practices in corporate governance as set forth in the CBOE Holdings’ Lead Director Charter, the Lead Director’s duties include chairing all meetings of non-employee and independent directors, including executive sessions, serving as Acting Chairman of the Board when the Chairman is not present, and serving as a liaison between the Chairman and the independent directors.

Brodsky Caps Four Decades of Industry Leadership

Commenting on Brodsky’s resignation, Tilly said, “We owe Bill an incredible debt of gratitude. Bill has served as Chairman of CBOE for nearly half of the company’s history. He successfully oversaw a number of major institutional transitions throughout his tenure, including increased competition, the proliferation of electronic trading and the company’s transformation from a non-profit membership organization to a highly successful publicly traded company. I will always be grateful for his leadership, guidance and generosity over these many years.”

Brodsky has served in key leadership positions at three financial exchanges for the past 43 years. He has served as Chairman of the Board of CBOE Holdings since May 2013, after serving as Chairman and CEO of CBOE from 1997 to 2013. In his more than 16 years as Chairman and CEO of CBOE, Brodsky oversaw unprecedented growth in the company and significant technological and product innovations, including development of the exchange’s popular CBOE Volatility Index (VIX) options and futures. He guided CBOE through its demutualization, taking the exchange from a membership organization to a for-profit corporation, and CBOE Holdings’ initial public offering in June 2010.

In addition, Brodsky has served in leadership roles at the World Federation of Exchanges (WFE) and was its Chairman from 2009 through 2011. He also was the Chairman of the International Options Markets Association (IOMA) from 2007 through 2008.

Prior to joining CBOE, Brodsky served for 15 years at Chicago Mercantile Exchange (CME), where he oversaw the launch of the CME Globex trading system and played a pivotal role in the development and globalization of stock index futures. He joined CME in 1982 as Executive Vice President and Chief Operating Officer and, in 1985, was named President and Chief Executive Officer, a post he held until joining CBOE in February 1997.

Brodsky began his career as an attorney with the securities brokerage and investment banking firm of Model, Roland and Co. in 1968. In 1974, he joined the American Stock Exchange (AMEX), where he became head of options trading in 1976 and served as Executive Vice President for operations from 1979 to 1982.

Brodsky announced at last year’s CBOE Holdings annual meeting of stockholders that he did not intend to serve as a director beyond the CBOE Holdings 2017 annual meeting of stockholders, but would join his son Jonathan Brodsky’s firm, Chicago-based Cedar Street Asset Management LLC, an international portfolio management firm.

Also leaving the Board are directors Susan M. Phillips and R. Eden Martin, whose positions are expected to be filled by two members of the Bats Board as of immediately prior to the effective time of the Bats acquisition.

Susan M. Phillips is a Professor Emeritus at The George Washington University School of Business. She has served on CBOE Holdings’ Board since CBOE Holdings’ IPO in 2010 and on the CBOE Board since 2000.

R. Eden Martin is Senior Counsel to the law firm Sidley Austin LLP, having served as a partner from 1975 to 2004 and as chairman of the management committee from 1989 until 1999. He has served on CBOE Holdings’ Board since CBOE Holdings’ IPO in 2010 and on the CBOE Board since 2000.

“CBOE Holdings and CBOE have been well-served by Susan’s and Eden’s long-standing dedication and contributions,” said Tilly. “Their active engagement in key issues throughout their respective tenures has been integral to the companies’ growth and success.  We thank them for their years of valued service.”

About CBOE Holdings, Inc.

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries.  CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option.  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-C

CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index®, Livevol®, FLEX® and VIX® are registered trademarks, and CBOE Futures ExchangeSM, BuyWriteSM, BXMSM, WeeklysSM and The Options InstituteSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered  trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE. All other trademarks and service marks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.